Exhibit (k)(4)

Amended and Restated Expense Limitation Agreement

Benefit Street Partners L.L.C.

One Madison Avenue, Suite 1600

New York, NY 10010

April 28, 2026

Franklin BSP Private Credit Fund

One Madison Avenue, Suite 1600

New York, NY 10010

Dear Ladies and Gentlemen:

Benefit Street Partners L.L.C. (“BSP”), as investment adviser to Franklin BSP Private Credit Fund (the “Fund”) hereby agrees on a quarterly basis to reimburse the Fund’s initial organizational and offering costs as well as its operating expenses (each such reimbursement, an “Expense Payment”) to the extent that the Fund’s annualized operating expenses (as defined herein) (“Operating Expenses”) in respect of the relevant quarter exceed 1.00% of the Fund’s quarter-end net asset value (the “Expense Limitation”). This agreement (the “Agreement”) shall commence on May 1, 2026 and shall continue in effect for a period of one year. This Agreement hereby amends and restates that certain Amended and Restated Expense Limitation Agreement dated April 28, 2025 between BSP and the Fund (the “Prior Agreement”), and supersedes the Prior Agreement in all respects. Thereafter, this Agreement may be annually renewed with the written agreement of BSP and the Fund. The Board of the Fund may terminate this Agreement at any time upon notice to BSP, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between BSP and the Fund, dated as of August 17, 2022.

For purposes of this Agreement, the Fund’s annualized Operating Expenses shall include any fees the Fund has agreed to bear pursuant to 4(b) of that certain Amended and Restated Administration Agreement between BSP and the Fund, dated as of March 11, 2022 (the “BSP Administration Agreement”), but not include (1) expenses directly related to the interest costs and structuring costs for borrowing and line(s) of credit, taxes, litigation or extraordinary expenses; (2) management and incentive fees; or (3) any distribution and/or shareholder servicing fees.

In consideration of BSP’s agreement to reimburse the Fund’s expenses, the Fund hereby agrees to repay BSP in the amount of any Expense Payment subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by BSP; and (ii) the Adviser Recoupment does not cause the Fund’s total annual Operating Expenses (on an annualized basis and net of any Expense Payments received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation. The Fund’s obligation to make Adviser Recoupment payments shall survive the termination of this Agreement.

BSP agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the 1940 Act, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by BSP, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

[Signature Page Follows]

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan Martoken
Name:	Bryan Martoken
Title:	Chief Financial Officer

Agreed and Accepted:

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/ Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer and Treasurer